UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Ruby Tuesday, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

781182 10 0
(CUSIP Number)

FERNANDO DE LEON
LEON CAPITAL PARTNERS, LLC
3500 Maple Avenue, Suite 1600
Dallas, Texas 75219
(214) 865-8082

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON CHIMERA CAPITAL INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,755,485
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,755,485
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,755,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON CHIMERA CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,755,485
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,755,485
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,755,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON LCG LIQUID HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,755,485
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,755,485
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,755,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON LCG ALTERNATIVE HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,755,485
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,755,485
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,755,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON LEON CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,755,485
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,755,485
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,755,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 781182 10 0

1	NAME OF REPORTING PERSON FERNANDO DE LEON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,755,485
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,755,485
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,755,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 781182 10 0

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value (the “Shares”), of Ruby Tuesday, Inc., a Georgia corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 333 East Broadway Avenue, Maryville, Tennessee 37804.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Chimera Capital Investments, LLC, a Texas limited liability company (“Chimera Investments”), with respect to the Shares directly and beneficially owned by it;

(ii)	Chimera Capital, LLC, a Texas limited liability company (“Chimera Capital”), as the manager of Chimera Investments;

(iii)	LCG Liquid Holdings, LLC, a Texas limited liability company (“LCG Liquid”), as the manager of Chimera Capital;

(iv)	LCG Alternative Holdings, LLC, a Texas limited liability company (“LCG Alternative”), as the manager of LCG Liquid;

(v)	Leon Capital Partners, LLC, a Texas limited liability company (“Leon Partners”), the manager of LCG Alternative; and

(vi)	Fernando De Leon, as the managing member and CEO of Leon Partners.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Chimera Investments, Chimera Capital, LCG Liquid, LCG Alternative, Leon Partners, and Fernando De Leon is 3500 Maple Avenue, Suite 1600, Dallas, Texas 75219.

(c)           The principal business of Chimera Investments is investing in securities and engaging in all related activities and transactions. The principal business of Chimera Capital is serving as the manager of Chimera Investments. The principal business of LCG Liquid is serving as the manager of Chimera Capital. The principal business of LCG Alternative is serving as the manager of LCG Liquid. The principal business of Leon Partners is serving as the manager of LCG Alternative. The principal occupation of Mr. De Leon is serving as the managing member and CEO of Leon Partners.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. De Leon is a citizen of the United States of America.

CUSIP NO. 781182 10 0

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Chimera Investments were purchased with working capital (which may, at any given time, include working capital loans made in the ordinary course of business as well as margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 5,755,485 Shares beneficially owned by Chimera Investments is approximately $12,603,110, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Subject at all times to the Reporting Persons' continuing review of the business and operations of the Issuer, overall market conditions and other investment opportunities available to the Reporting Persons, the Reporting Persons may seek to participate in strategic transactions that the Issuer may evaluate or undertake in connection with its recently announced exploration of strategic alternatives, and the Reporting Persons intend to take additional steps in furtherance thereof, including, without limitation, engaging in communications with management and the Board of the Issuer, stockholders and other third parties and making proposals to the Issuer concerning potential strategic transactions.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, exploring potential strategic transactions involving the Issuer or certain of the Issuer's assets, including, without limitation, a sale of the Issuer or certain of its assets, in which the Reporting Persons may participate, as a means of enhancing shareholder value, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 781182 10 0

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 60,574,709 Shares outstanding, as of January 3, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 6, 2017.

A.	Chimera Investments

(a)	As of the close of business on March 23, 2017, Chimera Investments beneficially owned 5,755,485 Shares.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 5,755,485
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,755,485
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Chimera Capital

(a)	Chimera Capital, as the manager of Chimera Investments, may be deemed the beneficial owner of the 5,755,485 Shares owned by Chimera Investments.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 5,755,485
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,755,485
4. Shared power to dispose or direct the disposition: 0

(c)
Chimera Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	LCG Liquid

(a)	LCG Liquid, as the manager of Chimera Capital, may be deemed the beneficial owner of the 5,755,485 Shares owned by Chimera Investments.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 5,755,485
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,755,485
4. Shared power to dispose or direct the disposition: 0

(c)
LCG Liquid has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 781182 10 0

D.	LCG Alternative

(a)	LCG Alternative, as the manager of LCG Liquid, may be deemed the beneficial owner of the 5,755,485 Shares owned by Chimera Investments.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 5,755,485
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,755,485
4. Shared power to dispose or direct the disposition: 0

(c)
LCG Alternative has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Leon Partners

(a)	Leon Partners, as the manager of LCG Alternative, may be deemed the beneficial owner of the 5,755,485 Shares owned by Chimera Investments.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 5,755,485
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,755,485
4. Shared power to dispose or direct the disposition: 0

(c)
Leon Partners has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. De Leon

(a)	Mr. De Leon, as a managing member and CEO of Leon Partners, may be deemed the beneficial owner of the 5,755,485 Shares owned by Chimera Investments.

Percentage: Approximately 9.5%

(b)	1. Sole power to vote or direct vote: 5,755,485
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,755,485
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. De Leon has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Chimera Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 781182 10 0

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 24, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 23, 2017, Leon Partners and the Issuer entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible negotiated transaction (the “Transaction”), pursuant to which Leon Partners has agreed to certain standstill provisions. The standstill provisions include limitations on the ability of Leon Partners and its controlled affiliates and associates to (i) acquire any securities or material assets of the Issuer other than pursuant to the Transaction, (ii) enter into or facilitate any merger, business combination or other extraordinary transaction involving the Issuer other than the Transaction, (iii) make, participate or engage in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Issuer, (iv) form, join or in any way participate in a “group” with respect to any voting securities of the Issuer, other than any group in existence as of the date of the Confidentiality Agreement or with certain existing equity financing sources and/or strategic partners, (v) call a special meeting of the shareholders, (vi) otherwise act to seek to control or influence the management or the policies of the Issuer, (vii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing, or (viii) advise, assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing, although the foregoing does not prevent Leon Partners from submitting confidential proposals to the Issuer with respect to a Transaction. The standstill provisions expire one year from the date of the Confidentiality Agreement.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Chimera Capital Investments, LLC, Chimera Capital, LLC, LCG Liquid Holdings, LLC, LCG Alternative Holdings, LLC, Leon Capital Partners, LLC and Fernando De Leon, dated March 24, 2017.

CUSIP NO. 781182 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2017

CHIMERA CAPITAL INVESTMENTS, LLC

By:	Chimera Capital, LLC
Its Manager

By:	LCG Liquid Holdings, LLC
Its Manager

By:	LCG Alternative Holdings, LLC
Its Manager

By:	/s/ Fernando De Leon
	Name:	Fernando De Leon
	Title:	Authorized Signatory

CHIMERA CAPITAL, LLC

By:	LCG Liquid Holdings, LLC
Its Manager

By:	LCG Alternative Holdings, LLC
Its Manager

By:	/s/ Fernando De Leon
	Name:	Fernando De Leon
	Title:	Authorized Signatory

LCG LIQUID HOLDINGS, LLC

By:	LCG Alternative Holdings, LLC
Its Manager

By:	/s/ Fernando De Leon
	Name:	Fernando De Leon
	Title:	Authorized Signatory

LCG ALTERNATIVE HOLDINGS, LLC

By:	/s/ Fernando De Leon
	Name:	Fernando De Leon
	Title:	Authorized Signatory

CUSIP NO. 781182 10 0

LEON CAPITAL PARTNERS, LLC

By:	/s/ Fernando De Leon
	Name:	Fernando De Leon
	Title:	Managing Member

/s/ Fernando De Leon
Fernando De Leon

CUSIP NO. 781182 10 0

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

CHIMERA CAPITAL INVESTMENTS, LLC

Purchase of Common Stock	311,885	2.4774	03/23/2017
Purchase of Common Stock	418,070	2.4347	03/22/2017
Purchase of Common Stock	409,319	2.4096	03/21/2017
Purchase of Common Stock	277,089	2.4565	03/20/2017
Purchase of Common Stock	446,100	2.4234	03/17/2017
Purchase of Common Stock	548,120	2.3561	03/16/2017
Purchase of Common Stock	488,656	2.2699	03/15/2017
Purchase of Common Stock	758,333	2.2127	03/14/2017
Purchase of Common Stock	31,073	1.9049	03/08/2017
Purchase of Common Stock	215,508	1.9323	03/07/2017
Purchase of Common Stock	179,805	1.9298	03/03/2017
Purchase of Common Stock	58,100	1.9056	03/02/2017
Purchase of Common Stock	42,994	1.9091	03/01/2017
Purchase of Common Stock	89,314	1.9002	02/28/2017
Purchase of Common Stock	90,486	1.8834	02/27/2017
Purchase of Common Stock	291,496	1.8841	02/24/2017
Purchase of Common Stock	42,067	1.9142	02/22/2017
Purchase of Common Stock	46,100	1.9154	02/21/2017
Purchase of Common Stock	36,100	1.9024	02/17/2017
Purchase of Common Stock	23,700	1.9164	02/16/2017
Purchase of Common Stock	232,700	1.9015	02/09/2017
Purchase of Common Stock	210,900	1.8588	02/08/2017
Purchase of Common Stock	374,899	1.8971	02/07/2017
Purchase of Common Stock	64,932	1.8426	02/06/2017
Purchase of Common Stock	67,739	1.9623	02/01/2017